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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              THE NORTH FACE, INC.
                           (NAME OF SUBJECT COMPANY)

                              THE NORTH FACE, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $0.0025 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   659317101
                         (CUSIP NUMBER OF COMMON STOCK)

                               GEOFFREY D. LURIE
                            CHIEF EXECUTIVE OFFICER
                              THE NORTH FACE, INC.
                              2013 FARALLON DRIVE
                         SAN LEANDRO, CALIFORNIA 94577
                                 (510) 618-3500
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                 WITH A COPY TO

                             EDWARD W. KERSON, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is The North Face, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 2013 Farallon Drive, San Leandro, California 94577. The telephone number of the principal executive offices of the Company is (510) 618-3500. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.0025 per share, of the Company and the associated preferred share purchase rights (the "Common Stock"). As of April 10, 2000, there were 12,757,229 shares of Common Stock issued and outstanding, options outstanding to purchase an aggregate of 3,226,964 shares of Common Stock under the Company's 1994 Stock Incentive Plan, 1995 Stock Incentive Plan, 1996 Stock Incentive Plan, 1996 Directors' Stock Option Plan and 1998 Non-statutory Stock Option Plan (collectively, the "Option Plans") and warrants outstanding to purchase an aggregate of 202,597 shares of Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     This statement relates to the tender offer being made by Sequoia Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of VF Corporation, a Pennsylvania corporation (the "Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated April 19, 2000 and filed with the Securities and Exchange Commission (the "Commission"), to purchase all the outstanding shares of Common Stock, at a price of $2.00 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated April 19, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer") included in the Schedule TO. A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit 1 and
Exhibit 2 hereto, respectively, and each is incorporated herein by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to the Company's stockholders concurrently with this Schedule 14D-9.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 7, 2000, among the Parent, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser and further provides that, as soon as practicable after consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, the Purchaser will be merged with the Company (the "Merger"), with the Company continuing as the surviving corporation and a subsidiary of the Parent. A copy of the Merger Agreement is filed as Exhibit 3 hereto.

     The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of shares of Common Stock that, together with the shares then owned by the Purchaser and the Parent, would represent at least a majority of the total number of outstanding shares of Common Stock on a fully diluted basis (the "Minimum Condition") and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer also is subject to certain other conditions set forth in Annex A to the Merger Agreement.

     As set forth in the Schedule TO, the principal executive offices of the Purchaser are located at 628 Green Valley Road, Suite 500, Greensboro, NC 27408. All information in this Schedule 14D-9 or incorporated by reference herein concerning the Purchaser or its affiliates, or actions or events in respect of any of them, was provided by the Purchaser or the Parent, and the Company assumes no responsibility therefor.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Schedule 14f-1 that is attached as Annex A hereto and is incorporated herein by reference. Except as described or referred to herein and in Annex A, to the knowledge of the Company, as of the date hereof, there are no

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material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates; or (ii) the Parent or the Purchaser, their respective officers, directors or affiliates.

     In considering the recommendation of the Board of Directors set forth in
Item 4 below, the Company's stockholders should be aware that certain members of the Company's management and certain members of the Company's Board of Directors have interests in the Offer and the Merger, which are described herein and in Annex A hereto and which may present them with certain conflicts of interest. The Board of Directors is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

     The Merger Agreement. A summary of the material provisions of the Merger Agreement is included in "The Offer -- Section 12 -- Purpose of the Offer; Plans for the Company; The Merger Agreement" of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference. Such summary may not contain all the information that is important to you. Accordingly, you should read the Merger Agreement in its entirety for a more complete description of the material summarized in the Offer to Purchase.

     Employment and Other Agreements. Geoffrey D. Lurie, the Company's Chief Executive Officer, is a party to an employment agreement with the Company, which sets forth Mr. Lurie's compensation arrangements, including salary, bonus, stock options and benefits. The agreement provides that, among other things, in the event of Mr. Lurie's termination by the Company without cause or in the event Mr. Lurie's employment is constructively terminated, Mr. Lurie will generally be entitled to continued salary, bonus, benefits and vesting of his stock options during the period from the date of Mr. Lurie's termination to (i) December 31, 2002 or (ii) the date 18 months from Mr. Lurie's termination (or, if the termination occurs prior to the first anniversary of the agreement, the date 18 months from such first anniversary), whichever is shorter.

     Karl Heinz Salzburger, the Company's President, is a party to an employment agreement, a director's agreement and an umbrella agreement with the Company and certain of its subsidiaries. Such agreements set forth various operating arrangements between the Company, it subsidiaries and Mr. Salzburger and set forth Mr. Salzburger's compensation arrangements, including salary, bonus, stock options and benefits. In addition, such agreements provide that, among other things, in the event of Mr. Salzburger's termination by the Company or its subsidiaries without cause or in the event his employment is constructively terminated, Mr. Salzburger will generally be entitled to continued salary, bonus, benefits and vesting of his stock options during the period from the date of Mr. Salzburger's termination to (i) December 31, 2002 or (ii) the date 18 months from Mr. Salzburger's termination, whichever is shorter.

     Pursuant to a separation agreement with the Company, Mr. Fifield resigned as the Company's Chief Executive Officer and President, effective on September 1, 1999. Pursuant to his separation agreement, Mr. Fifield will receive a monthly severance payment of $83,333, less applicable withholding, during the 12-month period following his termination. In addition, the Company accelerated the vesting and exercisability of options to purchase 400,000 shares subject to Mr. Fifield's stock option agreement with the Company upon his termination; such options remain exercisable until May 18, 2008. Mr. Fifield forfeited unvested options to purchase 500,000 shares subject to his stock option agreement upon his termination of employment. Mr. Fifield also is entitled to continued health benefits for himself and his family through the date one year from his termination or the date upon which Mr. Fifield and his family become covered under another employer's health plans, whichever occurs first.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

(a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company has (1) unanimously determined that each of the Merger Agreement, the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company, (2) duly approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) unanimously recommended that the stockholders of the Company accept the Offer and tender their shares pursuant to the Offer, and approve and adopt the Merger Agreement and the Merger.

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     A copy of the press release issued by the Company on April 7, 2000 announcing the Merger and the Offer is filed herewith as Exhibit 1 and is incorporated herein by reference. A copy of a letter to the Company's stockholders communicating the recommendation of the Board of Directors is filed herewith as Exhibit 4 and is incorporated herein by reference.

(b) BACKGROUND OF THE TRANSACTION; REASONS FOR THE BOARD'S RECOMMENDATION

     Background of the Offer. On February 27, 1999, the Company entered into a Transaction Agreement (the "Transaction Agreement") with TNF Acquisition LLC, an affiliate of Leonard Green & Partners, L.P. ("LGP"). The Transaction Agreement provided for a cash tender offer for all the Company's outstanding shares (other than shares held by James G. Fifield, then President and Chief Executive Officer), at $17.00 per share, and the acquisition of control of the Company by LGP and Mr. Fifield.

     On March 5, 1999, because the Company was experiencing delays in preparing its audited financial statements for 1998, the tender offer was withdrawn. Although the Transaction Agreement remained in effect, LGP had informed the Company that it was reevaluating the transactions contemplated by the Transaction Agreement (the "Transactions").

     On March 31, 1999, the Company announced that its consolidated financial statements for 1997 and 1998 required restatement, as a result of which 1997 consolidated revenues were reduced from $208.4 million to $203.2 million and 1997 consolidated net income was reduced from $11.1 million to $8.0 million, and 1998 consolidated revenues were reduced from $263.2 million to $247.1 million and 1998 consolidated net income was reduced from $9.5 million to $3.6 million.

     During March and April 1999, a number of class action lawsuits growing out of the events described above commenced against the Company and its officers and directors. Those lawsuits contained numerous allegations that, if sustained, could result in substantial liabilities to the Company.

     During the spring and summer of 1999, LGP continued its reevaluation of the Transactions, as the Company's operating and financial condition worsened.

     On July 8, 1999, Christopher Crawford, the Company's General Manager and Chief Financial Officer, resigned.

     During July 1999, LGP introduced the Company to a potential joint venturer with whom LGP indicated it might consider pursuing a transaction with the Company. After the potential joint venturer had conducted a due diligence investigation, however, it determined not to proceed with a transaction.

     On September 1, 1999, the Transaction Agreement was terminated and the Company agreed to pay LGP $2.2 million. At the same time, Mr. Fifield resigned as President and Chief Executive Officer, and William Simon, the Company's former President and a member of the Board of Directors, was named Acting Chief Executive Officer.

     On September 6, 1999, Mardy Cason resigned as Chairman of the Board, and was replaced by Robert Bunje, a member of the Board of Directors and Chairman of the Audit Committee; on November 5, 1999, Geoffrey D. Lurie replaced Mr. Simon as the Company's Chief Executive Officer, and the Company appointed Karl Heinz Salzburger, then the Company's Chief Executive Officer for Europe, as the Company's President; on November 19, 1999, Messrs. Cason and Fifield resigned as members of the Board of Directors and were replaced by Messrs. Lurie and Salzburger; and on February 3, 2000, Michael Solomon resigned as a member of the Board of Directors.

     Following the termination of the Transaction Agreement in September 1999, the Company announced that Deutsche Bank Securities Inc. ("DB") was advising it on strategic alternatives. In October 1999, the Company amended its bank credit facility, which was then in default, to provide, among other things, an expiration date of March 31, 2000. From October 1999 through early January 2000, the Company explored various financing alternatives intended to improve its worsening financial condition. In particular, the Company sought equity and subordinated debt investments, and, in addition, the Company sought to replace its bank credit facility. The Company contacted eight potential investors, only one of which made a proposal, which was subject to various conditions and ultimately was effectively withdrawn in mid-January 2000.
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     In mid-January 2000, after a number of discussions with the Company's banks, and in light of the failure to obtain equity or subordinated debt financing, the Board of Directors engaged DB to provide advisory services with respect to strategic alternatives for the Company.

     In late October 1999, the Parent's financial advisor, Salomon Smith Barney Inc. ("SSB"), on the Parent's behalf, had expressed to DB the Parent's interest in possibly acquiring the Company on mutually agreed upon terms. After consulting with the Company's Board of Directors, DB informed SSB that the Company was not then interested in entering into discussions regarding a potential acquisition.

     On December 1, 1999, Mackey J. McDonald, Chairman, President and Chief Executive Officer of the Parent, wrote a letter addressed to Messrs. Bunje and Lurie. The letter stated that the Parent remained interested in discussing a possible acquisition of the Company by the Parent. Messrs. McDonald and Lurie had a telephone conversation discussing the letter, during which Mr. Lurie reiterated that the Company was not then interested in entering into discussions regarding a potential acquisition of the entire Company.

     In early January 2000, Mr. Lurie told Mr. McDonald that the Company was interested in pursuing strategic alternatives and that DB would contact the Parent regarding the process. Subsequently, the Company and the Parent entered into a Confidentiality Agreement dated as of January 20, 2000.

     In early February 2000, representatives of the Parent and Davis Polk & Wardwell, counsel to the Parent, conducted due diligence at a data room established by the Company. At such time, representatives of the Parent attended an information session with Company representatives. Following this initial due diligence through the execution of the Merger Agreement, the Parent and its advisors conducted further due diligence with respect to the Company.

     During January and February 2000, DB contacted a total of 40 possible purchasers of the Company. Of the 40 parties contacted, 13 indicated a possible interest in pursuing a transaction. In light of the limited time and resources available to the Company, and after concluding that certain of the parties that had indicated a possible interest in pursuing a transaction were not likely to be able to consummate a transaction in the limited time required and/or were direct competitors of the Company to whom the Company was reluctant to reveal competitively sensitive information, the Company elected to pursue discussions with most, but not all, of the 13 parties. Two of the parties who were scheduled to engage in due diligence meetings with the Company ultimately cancelled those meetings.

     In early March 2000, DB provided the Parent and other possible purchasers bid solicitation materials, including a draft agreement and plan of merger.

     On March 16, 2000, the Company announced that it expected to report a pre-tax loss for 1999 of approximately $75 million, and that its credit facility was to expire at the end of the month.

     Of the parties who conducted due diligence, two submitted acquisition proposals. One proposal would have required the Company, among other things, to seek protection under the Bankruptcy Code. The Board of Directors determined that, if this conditional proposal resulted in a transaction, the transaction was likely to provide little or no value to stockholders.

     The other proposal to emerge from this process was the Parent's. On March 20, 2000, the Parent submitted a written proposal to acquire all the outstanding shares of Common Stock for $2.00 per share in cash pursuant to a tender offer followed by a merger. The written proposal, which included a proposed mark-up of the agreement and plan of merger, was subject to a number of conditions, including a commitment by the Company to negotiate exclusively with the Parent, the approval of the Parent's board of directors, additional due diligence and execution of a mutually acceptable definitive agreement.

     In the days that followed, representatives of the Company and the Parent spoke on several occasions regarding the draft agreement and plan of merger and the satisfaction of certain conditions in the Parent's bid. On March 23, 2000, DB requested that the Parent submit a letter confirming its bid and removing any conditions to proceeding with a transaction that already had been satisfied.

     On March 24, 2000, counsel for the Company discussed the proposed agreement with counsel for the Parent. Counsel for the Company reported the results of that discussion to the Board of Directors later the same day, and

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was instructed, among other things, to continue to attempt to narrow the scope of the proposed representations and warranties in the agreement, to limit the conditions to the obligations of the Purchaser to consummate the Offer, to expand the Board of Directors' right to pursue a superior proposal, if one were made by a third party before the consummation of the Offer, and to limit the circumstances in which the Parent would be entitled to a so-called "break-up fee".

     On March 27, 2000, the Parent furnished the Company a revised proposal letter and a revised mark-up of the agreement and plan of merger. The revised proposal eliminated certain conditions to the Parent's proceeding with the transaction and reflected a number of changes in the proposed agreement and plan of merger.

     Later on March 27, 2000, the Board of Directors met to discuss the revised proposal letter and agreement and plan of merger. At the meeting, the Board discussed with counsel the issues that remained unresolved in the proposed agreement and plan of merger, and determined to continue to engage in discussions with the Parent on an exclusive basis at least through March 31, 2000.

     Over the next several days, counsel for the Company and counsel for the Parent engaged in discussions regarding the proposed agreement and plan of merger, and Mr. Lurie and the banks engaged in discussions that led to an extension of the maturity of the Company's bank credit facility from March 31, 2000 to April 15, 2000.

     In the course of the discussions among the parties during this period, the Company disclosed to the Parent that the Company would be required to pay the banks, among other fees, $3.5 million upon consummating the transactions contemplated by the proposed agreement and plan of merger. On April 4, 2000, the Parent advised the Company that a condition to its willingness to proceed with negotiations was that the banks agree to eliminate this $3.5 million fee.

     On April 5, 2000, the Board of Directors met to discuss the situation. In light of the Parent's condition to continue negotiations, the Board of Directors determined to issue a press release to the effect that, among other things, the Company's auditors were expected to express a qualification in their report on the Company's 1999 financial statements, indicating substantial doubt regarding the Company's viability as a "going concern", and that, although the Company was continuing to explore various alternatives, such alternatives involved payment to stockholders materially less than the then current market price of the Common Stock and that there was no assurance that the alternatives being considered would be consummated and, if no such alternatives were consummated, that the Board of Directors would be required to consider seeking protection under Chapter 11 of the Bankruptcy Code.

     On April 6, 2000, the parties again discussed with the banks the $3.5 million fee. As a result of these discussions, the banks agreed to reduce the $3.5 million fee to $876,000 in the case of a transaction with the Parent, and counsel for the Company and the Parent completed their discussions of the few remaining unresolved issues in the agreement and plan of merger.

     Later on April 6, 2000, the Board of Directors met to consider the proposed, final form of agreement and plan of merger, and received an oral opinion of DB, which was subsequently confirmed in writing as set forth in Annex B hereto, that the consideration to be received by the stockholders of the Company in the proposed Offer and the Merger was fair, from a financial point of view, to such stockholders. Based upon the considerations described under "Reasons for the Board of Directors' Recommendation" below, the Board of Directors (i) unanimously determined that each of the Merger Agreement, the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company, (ii) duly approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) unanimously recommended that the stockholders of the Company accept the Offer and tender their shares pursuant to the Offer, and approve and adopt the Merger Agreement and the Merger.

     On April 7, 2000, the Parent and the Company executed the Merger Agreement.

     Following the execution, delivery and public announcement of the Merger Agreement, one of the parties that had indicated a possible interest in pursuing a transaction with the Company indicated that the announced price in the Merger Agreement appeared to be below the price that party had been considering, and that it was prepared to commence negotiations and conduct due diligence. The Company had elected not to pursue discussions with this third party in the past because of concerns about revealing to a competitor sensitive information. Inasmuch as that

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party did not set forth a specific proposal or specific financing terms, the
Company, in accordance with the Merger Agreement, did not engage in discussions with it.

     On April 19, 2000, the Purchaser commenced the Offer.

     Reasons for the Board of Directors' Recommendation. In reaching the determination and recommendation described above, the Board of Directors considered a number of factors, including, among other things, the following:

          (1) The Company had incurred a pre-tax loss of $97,938,000 in 1999, and the Company's auditors planned to express a qualification in their report on the Company's financial statements for 1999, indicating substantial doubt regarding the Company's viability as a "going concern".

          (2) The Company had not been able to obtain additional capital, and, in addition, the Company had no prospects for replacing its bank credit facility, which was scheduled to expire April 15, 2000. The Company's lenders had indicated that they did not intend to extend the facility further. In the absence of such an extension, the Company would be required to consider bankruptcy proceedings.

          (3) If the Company were liquidated on an expedited basis, management believed it was highly unlikely that stockholders would receive much, if any, value for their shares.

          (4) The Company's stock price, which had been declining, declined from $3.69 on April 5, 2000 to $1.22 on April 6, 2000, after the Company publicly announced that the Company's auditors were expected to express a qualification in their report on the Company's 1999 financial statements, indicating substantial doubt regarding the Company's viability as a "going concern", and that, although the Company was continuing to explore various alternatives, such alternatives involved payment to stockholders materially less than the then current market price of the Common Stock and that there was no assurance that the alternatives being considered would be consummated and, if no such alternative were consummated, that the Board of Directors would be required to consider seeking protection under Chapter 11 of the Bankruptcy Code.

          (5) Notwithstanding the fact that the Company's worsening financial condition was widely known and that it was widely known that the Company was actively seeking to be acquired, no other potential buyer made a definitive proposal to complete a transaction, and no other potential buyer made a proposal that could reasonably be expected to provide stockholders with any payment.

          (6) The fact that the Board, in exercising its duty of care, had considered a variety of alternatives to a sale over a long period.

          (7) The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement.

          (8) The experience, reputation and financial condition of the Parent and the Parent's knowledge about the Company's industry.

          (9) The presentation made to the Company's Board of Directors by DB and the written opinion dated April 7, 2000 of DB addressed to the Board of Directors that stated that, as of the date of such opinion, the $2.00 per share price to be received by the stockholders pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view.

          (10) The likelihood that the proposed acquisition would be consummated, including the fact that few regulatory approvals are required to consummate the Offer and the Merger and the likelihood of obtaining those regulatory approvals, as well as the likelihood of satisfying the other conditions to the Offer and the Merger, and the risks to the Company if the acquisition were not consummated.

          (11) The fact that the obligations of the Parent and the Purchaser to consummate the transactions pursuant to the Merger Agreement are not conditioned upon financing.

          (12) The fact that, under the Merger Agreement, the Company has agreed that it and its subsidiaries will not, and will use their respective best efforts to ensure that their respective officers, directors, employees or other agents will not, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly take any action to facilitate the making of any offer or proposal that constitutes or is reasonably likely to lead to an
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     Acquisition Proposal (as defined in the Merger Agreement); (ii) enter into any agreement with respect to any Acquisition Proposal; (iii) in the event of any unsolicited Acquisition Proposal, (x) grant any waiver or release under any standstill or similar agreement to which the Company or any of its subsidiaries is a party in effect on the date of the Merger Agreement or (y) engage in negotiations with, or disclose any non-public information relating to, the Company or any of its subsidiaries, or afford access to the properties, books or records of the Company or any of its subsidiaries to any person that may be considering making, or has made, an Acquisition Proposal. The Company has agreed to notify the Purchaser promptly, but in no event later than 24 hours, after receipt of any Acquisition Proposal or any request for non-public information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person that may be considering making, or has made, an Acquisition Proposal.

          (13) The fact that, if the Board of Directors decides to accept a Superior Proposal (as defined in the Merger Agreement) from a third party, the Board of Directors may terminate the Merger Agreement prior to the consummation of the Offer and pay the Parent a cash termination fee of $5 million plus the amount of reasonable out-of-pocket fees and expenses incurred by the Parent in connection with the transactions contemplated by the Merger Agreement. Such payment must be made, but only if a Third Party Acquisition (as defined in the Merger Agreement) occurs within 12 months after termination of the Merger Agreement.

     The foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive, but summarizes the material factors the Board of Directors considered. The Board of Directors did not quantify or attach any particular weight to the various factors, or determine that any particular factors were of primary importance. Rather, the Board of Directors made its determination that the Merger Agreement, the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company based on the totality of the information presented to and considered by the Board of Directors. Individual members of the Board of Directors may have given different weight to these different factors.

     The full text of DB's written opinion discussed in paragraph (9) above, which sets forth, among other things, the assumptions made, matters considered and limitations in the review undertaken by DB in connection with the opinion, is attached hereto as Annex B and is incorporated herein by reference. DB's opinion is directed only to the Board of Directors, addresses only the fairness of the consideration, from a financial point of view, to be received in the Offer and the Merger by holders of shares and does not constitute a recommendation to any stockholder to approve the Merger, or to tender his shares pursuant to the Offer. Holders of shares are urged to read the opinion carefully and in its entirety. The summary of the opinion of DB in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

(c) INTENT TO TENDER

     To the Company's knowledge, all its executive officers, directors, affiliates or subsidiaries currently intend to tender all shares of the Company's Common Stock that are held of record or are beneficially owned by them pursuant to the Offer, other than the Common Stock, if any, held by such persons that, if tendered, could cause them to incur liability under section 16(b) of the Securities Exchange Act of 1934.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to a letter agreement entered into on January 10, 2000, the Company retained DB as the Company's exclusive financial advisor to provide financial advisory and investment banking services in connection with a potential business combination involving the Company. Pursuant to the terms of the letter agreement, the Company agreed to pay DB (i) a cash fee of $750,000 payable at the time of its rendering of the opinion referred to in Item 3 above and (ii) a transaction fee (calculated as set forth below and against which the $750,000 fee would be credited) if any business combination involving the Company was consummated during the term of the letter agreement or within 24 months thereafter. The transaction fee with respect to the Offer and the Merger is to be calculated as 1% of Aggregate Consideration (as defined), which would result in a fee of approximately $1,300,000. In addition, the Company agreed to reimburse DB for its reasonable travel and other out-of-pocket expenses, including reasonable fees and disbursements of counsel, and to indemnify DB against liabilities and expenses arising out of the engagement and the transactions in connection therewith.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     No transactions in the Shares have been effected in the past 60 days by the Company or any subsidiary of the Company, or, to the knowledge of the Company, any affiliate or any executive officer or director of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) The Company currently is negotiating the possible sale of La Sportiva USA, Inc., a wholly-owned subsidiary engaged in the rugged footwear business. Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to: (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

     (b) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION

     During the course of discussions between the Parent and the Company, the Company provided the Parent with certain financial projections for the Company for 2000. These projections were not prepared with a view to the public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections, and are included in this Offer to Purchase only because the Company provided them to the Parent. Neither the Parent nor the Company, nor either's financial advisors, assumes any responsibility for the accuracy of these projections. While presented with numerical specificity, these projections are based upon a variety of assumptions relating to the businesses of the Company, which may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. There can be no assurance that the projections will be realized, and actual results may vary materially from those shown.

     Set forth below is a summary of the projections provided by the Company. The projections should be read together with the financial statements contained in the Company's filings with the Commission.

                                                                 2000
                                                             ------------
Revenues.................................................    $284,923,000
Operating Income.........................................    $ 11,414,000
Net (Loss)...............................................    $   (272,000)
(Loss) per Share (on a fully diluted basis)..............    $       (.02)

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS


Exhibit 1. Offer to Purchase dated April 19, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO).
Exhibit 2.  Letter of Transmittal (incorporated by reference to Exhibit
            (a)(2) to the Schedule TO).
Exhibit 3.  Agreement and Plan of Merger dated as of April 7, 2000 among
            VF Corporation, the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO).
Exhibit 4.  Letter to Stockholders dated April 19, 2000.
Exhibit 5.  Opinion of Deutsche Bank Securities Inc. (attached to this
            Statement as Annex B).

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       THE NORTH FACE, INC.

                                       By: /s/ GEOFFREY D. LURIE
                                         ---------------------------------------
                                       Name: Geoffrey D. Lurie
                                       Title: Chief Executive Officer

Dated: April 19, 2000

                                                                         ANNEX A

                       INFORMATION STATEMENT PURSUANT TO
            SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER
                            ------------------------

               NO VOTE OR OTHER ACTION OF THE NORTH FACE, INC.'S
    STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY
                            TO THE NORTH FACE, INC.
                            ------------------------

                                    GENERAL

     This Information Statement is being mailed on or about April 19, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of The North Face, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $0.0025 per share, of the Company (the "Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the
Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to the Board of Directors of the Company. Such designation is to be made pursuant to an Agreement and Plan of Merger, dated April 7, 2000 (the "Merger Agreement"), among VF Corporation, a Pennsylvania corporation (the "Parent"), Sequoia Acquisition, Inc., a Delaware corporation (the "Purchaser"), and the Company.

     The Merger Agreement provides that, after the purchase by the Purchaser pursuant to the Offer, the Parent will be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board (the "Parent Designees") as will give the Parent representation on the Company's Board equal to the product of (i) the total number of directors on the Company's Board and (ii) the percentage that the aggregate number of shares beneficially owned by the Purchaser bears to the total number of shares then outstanding. The Company has agreed in the Merger Agreement to take all action necessary to cause the Parent Designees to be elected to the Company's Board, including, in connection therewith, increasing the size of the Company's Board or securing the resignations of incumbent directors or both. Notwithstanding the foregoing, until the closing of the Merger, under the terms of the Merger Agreement at least two members of the Company's Board who were directors of the Company as of the date of the Merger Agreement and who are not employees of the Company or designees, stockholders, affiliates or associates of the Parent remain members of the Company's Board.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

     The information contained in this Information Statement concerning the Parent and the Purchaser has been furnished to the Company by the Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

                        VOTING SECURITIES OF THE COMPANY

     The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of April 10, 2000, there were 12,757,229 shares of Common Stock outstanding.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     The Board of Directors of the Company currently consists of five members. The Parent has informed the Company that the Parent Designees will be any of Mr. Mackey J. McDonald, Mr. Robert K. Shearer, Mr. Daniel G. MacFarlan, Mr. Frank C. Pickard III or any other of the directors and executive officers of the Parent listed in Schedule I of the Purchaser's Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9 and this Information Statement. The information on such Schedule I is incorporated herein by reference. The business address of each such person is 628 Green Valley Road, Suite 500, Greensboro, N.C. 27408.

     None of the directors, during the past five years, has (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each director is a citizen of the United States.

     The Parent and the Purchaser have advised the Company that none of the individuals listed above (i) is currently a director of, or holds any position with, the Company, (ii) has any familial relationship with any directors or executive officers of the Company and (iii) to the knowledge of the Parent and the Purchaser, beneficially owns any equity securities (or rights to acquire any such securities) of the Company. The Company has been advised by the Parent and the Purchaser that, to the Parent's and the Purchaser's knowledge, none of the individuals listed above has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein, in the Schedule 14D-9 or in the Schedule TO.

          THE CURRENT MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY

     The current directors of the Company, their ages, and their principal occupation and business experience are set forth below:

                NAME                   AGE           PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
                ----                   ---           --------------------------------------------
Geoffrey D. Lurie....................  54     Mr. Lurie, 54, has served as Chief Executive Officer of the
                                              Company since November 1999. From March 1996 to October
                                              1999, Mr. Lurie was a principal at GDL Management Services, a division of Mahoney Cohen & Company CPA, P.C. Prior to
                                              that, he was the President of The GDL Group Inc., a
                                              turnaround and restructuring firm he founded in 1985. Prior to that, Mr. Lurie was a partner at Touche Ross & Co., the predecessor to Deloitte & Touche LLP. Mr. Lurie received a
                                              CTA degree from the University of South Africa.

Robert P. Bunje......................  55     Mr. Bunje, 55, has served as the Company's Chairman of the
                                              Board since September 1999. Mr. Bunje has been the
                                              President of Bunje Pacific Consulting Corporation since
                                              April 1994. From 1977 to March 1994, he was a partner at
                                              Deloitte & Touche LLP and its predecessor, Touche Ross &
                                              Co., and served as Managing Director of International
                                              Merger and Acquisition Services from 1984 to 1994. In his
                                              capacity as partner at Deloitte & Touche, Mr. Bunje
                                              assisted clients in the evaluation, structuring and
                                              negotiation of international mergers, acquisitions and
                                              reorganizations. In addition, Mr. Bunje continues to assist a number of organizations in strategic and financial
                                              planning. Mr. Bunje's clients have included Nippon Electric
                                              Glass Co. Ltd., Sumitomo Bank Ltd., Techneglas, Inc., The
                                              Kimpton Hotel & Restaurant Group, Inc. and The Gap Stores,
                                              Inc. Mr. Bunje also serves as a director and chairman of
                                              the compensation committee of Techneglas and is a member
                                              and former chairman of the Board of Regents of Santa Clara
                                              University. Mr. Bunje received a B.S. in Commerce from
                                              Santa Clara University.

                NAME                   AGE           PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
                ----                   ---           --------------------------------------------
Michael Doyle........................  56     Mr. Doyle, 56, is Chairman of the Board of The Soft Bicycle
                                              Company and has been the President of Michael Doyle and
                                              Associates since September 1987. He has been an advisor to boards of directors and senior management in the areas of
                                              strategic planning, visioning and organizational renewal
                                              and transformation. Mr. Doyle's clients have included
                                              Arthur Andersen, Builders Square, DuPont, General Electric,
                                              Hambrecht & Quist, Lucasfilm and Motorola. Mr. Doyle holds a B.A. from the University of Cincinnati.

Karl Heinz Salzburger................  42     Mr. Salzburger, 42, was appointed President of the Company in November 1999. From April 1997 to October 1999, Mr.
                                              Salzburger served as Chief Executive Officer for the
                                              Company's European operations. From 1990 to 1997, Mr.
                                              Salzburger served in varying capacities with Benetton
                                              Sports System, where he supervised the European
                                              subsidiaries, which market and distribute Nordica, Prince,
                                              Rollerblade, Asolo and Killer Loop. He also served as the
                                              General Manager of Sales and Marketing for the Nordica
                                              Group with Benetton Sports System. Mr. Salzburger holds a
                                              Bachelor of Commerce and Economics from the University of
                                              Padua.

William N. Simon.....................  52     Mr. Simon, 52, has been Vice Chairman of the Company since
                                              May 1998. From September 1999 to October 1999, he served as acting Chief Executive Officer of the Company. From March
                                              1997 to May 1998, he served as the Company's President and as a director, and, from January 1994 to December 1995, he served as the Company's Vice Chairman. Mr. Simon holds a
                                              B.A. from the University of California at Berkeley.

     The Board of Directors is divided into three classes, serving staggered three-year terms. The terms of Messrs. Bunje and Doyle expire at the 2000 Annual Meeting; the terms of Messrs. Salzburger and Simon expire at the 2001 Annual Meeting; and the term of Mr. Lurie expires at the 2002 Annual Meeting.

                 THE CURRENT EXECUTIVE OFFICERS OF THE COMPANY

     The current executive officers of the Company, their ages, and their positions with the Company and business experience are set forth below:

                NAME                   AGE                 POSITION AND BUSINESS EXPERIENCE
                ----                   ---                 --------------------------------
Geoffrey D. Lurie....................  54     Mr. Lurie, 54, has served as Chief Executive Officer of the
                                              Company since November 1999. From March 1996 to October
                                              1999, Mr. Lurie was a principal at GDL Management Services, a division of Mahoney Cohen & Company CPA, P.C. Prior to
                                              that, he was the President of The GDL Group Inc., a
                                              turnaround and restructuring firm he founded in 1985. Prior to that, Mr. Lurie was a partner at Touche Ross & Co., the predecessor to Deloitte & Touche LLP. Mr. Lurie received a
                                              CTA degree from the University of South Africa.

                NAME                   AGE                 POSITION AND BUSINESS EXPERIENCE
                ----                   ---                 --------------------------------
Karl Heinz Salzburger................  42     Mr. Salzburger, 42, was appointed President of the Company in November 1999. From April 1997 to October 1999, Mr.
                                              Salzburger served as Chief Executive Officer for the
                                              Company's European operations. From 1990 to 1997, Mr.
                                              Salzburger served in varying capacities with Benetton
                                              Sports System, where he supervised the European
                                              subsidiaries, which market and distribute Nordica, Prince,
                                              Rollerblade, Asolo and Killer Loop. He also served as the
                                              General Manager of Sales and Marketing for the Nordica
                                              Group with Benetton Sports System. Mr. Salzburger holds a
                                              Bachelor of Commerce and Economics from the University of
                                              Padua.

Michael Benedetto....................  48     Mr. Benedetto, 48, was appointed Senior Vice President of
                                              Operations in January 2000. From 1986 to January 2000, Mr.
                                              Benedetto held various positions with Buster Brown Apparel,
                                              Inc., most recently as Executive Vice President of
                                              Sales -- Domestic and International Divisions. Mr.
                                              Benedetto holds a B.A. from Southeastern Louisiana
                                              University.

                             DIRECTORS COMPENSATION

     Each member of the Company's Board of Directors is reimbursed by the Company for out-of-pocket expenses incurred in connection with attending Board meetings. Except for the Chairman of the Board, who is receiving $10,000 per month for his service as Chairman, no member of the Company's Board of Directors currently receives any additional cash compensation for such service.

     Non-employee members of the Board of Directors receive awards under the Company's Non-Employee Directors Stock Option Plan (the "Directors' Plan"). A total of 100,000 shares of Common Stock has been reserved for issuance under the Directors' Plan. The Directors' Plan initially provided for the formula grant of options to purchase 25,000 shares to each non-employee director of the Company initially elected to the Board after the effective date of the Directors' Plan. The Directors' Plan provides that, in lieu of the formula grants, awards may be made under the Directors' Plan on a discretionary basis to non-employee directors of the Company. On September 6, 1999, upon his election as Chairman of the Board, Mr. Bunje was granted options to purchase 25,000 shares under the Directors' Plan at an exercise price of $7.438 per share. In addition, at the end of each month that Mr. Bunje serves as Chairman, Mr. Bunje is entitled to additional options outside the Directors' Plan to purchase 5,000 shares.

     Mr. Cason voluntarily terminated his options in November 1999.

                         BOARD COMMITTEES AND MEETINGS

     The Board of Directors held 22 meetings during 1999.

     The Board established an Audit Committee and a Compensation Committee in 1996. It has no nominating committee.

     The Audit Committee, which consists of two non-employee directors, Messrs. Bunje (Chairman) and Doyle, met six times during 1999. This committee approves the engagement of the independent auditors; meets with the Company's independent auditors and management to review and discuss the draft annual financial statements; reviews the auditors' comments to management on internal accounting controls and other matters the auditors may include in their report to management; and undertakes related functions.

     The Compensation Committee, which consists of two non-employee directors, Messrs. Doyle (Chairman) and Bunje, met once during 1999. This committee makes recommendations to the Board of Directors concerning executive cash and non-cash compensation and compensation performance standards, makes awards under and otherwise administers the Company's stock incentive plans to the extent not undertaken by the full Board of

Directors, and otherwise performs such other functions regarding compensation as may be delegated by the Board of Directors.

     No director attended, during the period he was a director, fewer than 75% of the total number of meetings of the Board of Directors and meetings of the committees of the Board of Directors on which he served.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 10, 2000 by (i) each director who owned shares as of that date, (ii) each of the executive officers named in the Summary Compensation Table set forth herein, (iii) all executive officers and directors of the Company as a group and (iv) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock:

                                                              SHARES BENEFICIALLY
NAME AND ADDRESS OF BENEFICIAL OWNER(L)(2)                           OWNED           PERCENT OF TOTAL(3)
------------------------------------------                    -------------------    -------------------
Royce and Associates(4).....................................       1,383,400                10.8%
  1414 Avenue of the Americas
  New York, New York 10019
James Fifield(5)(6).........................................       1,120,060                 8.8%
  350 Eagle Rock Drive
  Aspen, Colorado 81611
William N. Simon(6).........................................         232,706                 1.8%
Michael F. Doyle(6).........................................          49,667                   *
Karl Heinz Salzburger(6)(7).................................         222,500                 1.7%
Robert P. Bunje(6)..........................................          76,667                   *
Geoffrey D. Lurie(6)(8).....................................         150,000                 1.2%
Tucker Hacking(6)(9)........................................          28,275                   *
Michael Benedetto...........................................               *                   *
All directors and executive officers as a group (7                   759,815                 5.6%
  persons)(6)(7)(8)(9)......................................

---------------
 *  Less than 1%.

(1) Determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Under this rule, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options. Each beneficial owner's percentage ownership as of a particular date is determined by assuming that all options held by such person (but not those held by any other person) that are exercisable within 60 days from that date have been exercised. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(2) Unless otherwise noted, the address of each of the persons named above is in care of the Company at 2013 Farallon Drive, San Leandro, California 94577.

(3) Applicable percentage ownership for each stockholder is based on 12,757,229 shares of Common Stock outstanding as of April 10, 2000, together with applicable options for such stockholder that are exercisable within 60 days of April 10, 2000.

(4) Based solely on information contained in a Schedule 13G filed January 5, 2000.

(5) Based solely on information contained in a Schedule 13D filed February 7, 2000.

(6) Includes shares issuable upon exercise of options exercisable within 60 days of April 10, 2000. Shares beneficially owned by Messrs. Fifield, Simon, Doyle, Salzburger, Bunje, Lurie and Hacking include those that may be acquired upon exercise of options to purchase the following respective numbers of shares: 400,000, 232,706, 11,667, 222,500, 76,667, 150,000 and
    28,075, respectively.

(7) Mr. Salzburger was appointed President of the Company in November 1999.

(8) Mr. Lurie was appointed Chief Executive Officer of the Company in November 1999.

(9) Mr. Hacking is no longer employed by the Company.

                         EXECUTIVE OFFICER COMPENSATION

     The following table sets forth information regarding the annual compensation of the Company's Chief Executive Officer and the additional executive officers of the Company set forth below (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                          LONG TERM
                                                                         COMPENSATION
                                                                            AWARDS
                                                                         ------------
                                                                          NUMBER OF
                                                                          SECURITIES
                                                                          UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION             YEAR     SALARY      BONUS         OPTIONS        COMPENSATION
---------------------------             ----    --------    --------     ------------     ------------
Geoffrey D. Lurie.....................  1999    $115,385          --        750,000         $  2,572(2)
  Chief Executive                       1998          --          --             --               --
  Officer(1)                            1997          --          --             --               --
James G. Fifield......................  1999    $346,154          --             --         $373,017(5)
  President and Chief                   1998     305,769    $255,769(4)     400,000              415(6)
  Executive Officer(3)                  1997          --          --             --               --
William N. Simon......................  1999          --          --             --         $239,761(9)
  President and Chief                   1998    $190,385    $147,949(4)      40,000              864(6)
  Executive Officer (7)                 1997     370,800      95,760(8)      50,000            1,200(6)
Karl Heinz Salzburger.................  1999    $451,794          --        325,000         $  7,328(11)
  President                             1998     391,678    $240,000(4)      30,000            2,206(11)
                                        1997     138,716      43,312(10)         --          121,054(12)
Christopher F. Crawford...............  1999    $121,154          --             --         $104,542(13)
  General Manager(3)                    1998     205,153    $164,123(4)      70,000           15,639(14)
                                        1997      61,192      24,605(8)      30,000              222(6)
Todd Katz.............................  1999    $164,923    $ 86,600             --         $ 25,382(15)
  Vice President of Sales(3)            1998     360,000     163,803(4)      57,450           88,706(16)
                                        1997     158,769          --         37,000               --
Tucker Hacking........................  1999    $224,654          --             --         $123,755(17)
  Vice President of Product             1998     195,878    $ 62,960(4)      70,000           18,974(18)
  Acquisition(3)                        1997     150,000      45,000(8)      12,000              756(6)

---------------
 (1) Appointed Chief Executive Officer on November 1, 1999.
 (2) Represents a car allowance of $1,500 and life insurance premiums of $1,072.
 (3) No longer employed by the Company.
 (4) Paid in 1999 for service in 1998.
 (5) Represents severance of $313,462, accrued but unused vacation time of $53,120 and life insurance premiums of $6,435.
 (6) Represents life insurance premiums.
 (7) Served as Acting Chief Executive Officer without compensation during September and October 1999.
 (8) Paid in 1998 for service in 1997.
 (9) Represents accrued but unused vacation time of $55,084, severance of $183,462 and life insurance premiums of $1,215.
(10) Represents a hiring bonus.
(11) Represents a car allowance.
(12) Represents director's fees of $12,500 per month for nine months for services as a director of The North Face (Europe) Ltd., and use of an automobile having an annual value of $8,554.
(13) Represents severance in the amount of $103,846 and life insurance premiums of $696.

(14) Represents relocation reimbursement of $15,333 and life insurance premiums of $306.
(15) Represents accrued but unused vacation time of $18,462, a car allowance of $6,000 and life insurance premiums of $920.
(16) Represents relocation reimbursement of $75,842, a car allowance of $12,000 and life insurance premiums of $864.

(17) Represents moving expenses of $77,010, educational expenses for Mr. Hacking's children of $45,975 and life insurance premiums of $770.
(18) Represents relocation reimbursement of $18,656 and life insurance premiums of $318.

OPTION GRANTS

     The following table provides information with respect to the stock option grants made to each Named Executive Officer during 1999:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                          INDIVIDUAL GRANTS
                                        -----------------------------------------------------    POTENTIAL REALIZABLE VALUE OF
                                        NUMBER OF      % OF TOTAL                                ASSUMED ANNUAL RATES OF STOCK
                                        SECURITIES      OPTIONS                                  PRICE APPRECIATION FOR OPTION
                                        UNDERLYING     GRANTED TO     EXERCISE                              TERM(2)
                                         OPTIONS      EMPLOYEES IN    PRICE PER    EXPIRATION    ------------------------------
NAME                                     GRANTED      FISCAL YEAR     SHARE(1)        DATE            5%               10%
----                                    ----------    ------------    ---------    ----------    -------------    -------------
Geoffrey D. Lurie.....................  750,000..          65%         $6.188       11/1/09       $3,296,683       $8,600,313
James G. Fifield......................                     --              --            --               --               --
William N. Simon......................        --           --              --            --               --               --
Christopher F. Crawford...............        --           --              --            --               --               --
Karl Heinz Salzburger.................   325,000           28%         $6.063       11/1/09       $1,399,705       $3,651,520
Todd Katz.............................        --           --              --            --               --               --
Tucker Hacking........................        --           --              --            --               --               --

---------------
(1) All options that were granted have exercise prices equal to the fair market value of the Common Stock on the date of the grant.

(2) The potential realizable value through the expiration date of the options has been determined on the basis of the fair market value of the shares at the time the options were granted, compounded annually over the term of the option, net of the price. These values have been determined based upon assumed rates of appreciation and are not intended to forecast the possible future appreciation, if any, of the price or value of the Company's stock.

OPTION EXERCISES AND VALUE

     During 1999, none of the Named Executive Officers exercised any options. The following table summarizes the number of shares underlying unexercised options and the value of such options on an aggregated basis held by each Named Executive Officer at December 31, 1999:

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                                       NUMBER OF UNEXERCISED            VALUE OF UNEXERCISED
                                                                             OPTIONS AT                 IN-THE-MONEY OPTIONS
                                        SHARES                            FISCAL YEAR-END              AT FISCAL YEAR-END(1)
                                       ACQUIRED         VALUE       ----------------------------    ----------------------------
NAME                                  ON EXERCISE    REALIZED(2)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                  -----------    -----------    -----------    -------------    -----------    -------------
Geoffrey D. Lurie...................         --          --           150,000         600,000              --           --
James G. Fifield....................         --          --           400,000              --              --           --
William N. Simon....................         --          --           232,706          40,000        $507,220           --
Christopher F. Crawford.............         --          --            32,500          67,500              --           --
Karl Heinz Salzburger...............         --          --           242,500         417,500              --           --
Todd Katz...........................         --          --            42,113          52,337        $  8,147           --
Tucker Hacking......................         --          --            34,825          53,887        $ 21,108           --

---------------
(1) Based on the difference between the closing market price of the Common Stock at December 31, 1999, which was $4.063, and the option exercise price. The actual value of unexercised options fluctuates with the market price of the Common Stock.

(2) Based on the difference between the fair market value of the Common Stock at the date of exercise and the exercise price.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee (the "Committee") of the Company's Board of Directors currently consists of Messrs. Doyle (Chairman) and Bunje, each of whom is a non-employee director of the Company. The Committee was established in early 1996, and its members made recommendations concerning executive compensation matters to the Board of Directors during 1999.

GENERAL POLICIES

     Executive compensation policies and decisions were conceived by the Board of Directors prior to the Company's initial public offering in 1996. The policies and decisions for 1999 were based primarily upon goals of attracting and retaining executive officers who are motivated to contribute to the Company's business objectives, and offering competitive compensation to these officers based upon their individual contributions and the overall performance of the Company. Compensation is offered in the form of base salaries intended to reflect competitive salaries at comparable companies, cash bonuses based primarily on corporate performance and stock options intended to align the interests of executive officers and stockholders.

     Base salaries for the executive officers reflect the historic salary structure for the levels of executive responsibility at the Company and the recommendations of the Committee members as to appropriate salary levels and competitive factors, including salaries believed necessary to employ certain executive officers who joined the Company during 1999.

     Upon the recommendations of the Committee members, the Board of Directors approved cash bonuses to Messrs. Fifield, Katz, Hacking and Salzburger. The Board of Directors considered relative base salaries and each officer's individual performance in determining specific cash bonuses.

     Messrs. Lurie and Salzburger received grants of stock options in 1999. Individual grants in 1999 were allocated by the Board of Directors, as recommended by the Committee members, based on (i) goals of providing potential stock ownership in order to align the interests of management and stockholders and to motivate officers to achieve goals set by the Company, (ii) individual performance prior to the date of grant, in the case of Mr. Salzburger, and (iii) overall cash compensation and potential stock ownership believed to be needed. The Company's 1998 Nonstatutory Stock Option Plan (the "1998 Plan") was adopted in May 1995 and amended in September 1998. A maximum of 1,700,000 shares have been reserved for issuance upon exercise of options granted under the 1998 Plan. Options granted under the 1998 Plan vest as determined by the Plan Administrator. The term of the 1998 Plan is ten years and will expire in March 2008. The exercise price of options granted under the 1998 Plan was the fair market value of the underlying stock on the date of grant. The option agreements provide that options vest in 2004, if the individual is then employed, with earlier accelerated vesting on an annual basis based on certain criteria established by the Board of Directors.

     Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a publicly held corporation to the extent that more than $1 million is paid to any of its chief executive officer and four other most highly compensated executive officers employed at the end of any fiscal year. The Committee believes it unlikely that cash compensation paid for 1998 to any of these officers would exceed $1 million. The Committee does not expect that the limitation of Section 162(m) as now in effect will apply to awards of stock or stock options previously made to these individuals. The Committee may adopt a policy concerning this limitation when the Committee considers a policy to be necessary or appropriate.

COMPENSATION OF CEO AND PRESIDENT

     William N. Simon served as Acting Chief Executive Officer from September 1999 to October 1999 without pay. James G. Fifield (who was appointed Chief Executive Officer in May 1998, in addition to his positions as President and a director) received an annual base cash salary of $346,154 in 1999. Geoffrey D. Lurie (who was appointed Chief Execution Officer in November 1999, in addition to his position as a director) received a base cash salary in 1999 of $115,385. The base salaries for Messrs. Fifield and Lurie were established by the Board of Directors under the policies described above. Mr. Fifield also earned a cash bonus for 1998 based on the cash bonus policies described above. The Board approved this bonus on January 29, 1999 and such bonus was paid on February 11, 1999. In November 1999, Mr. Lurie was granted an option to purchase shares of Common Stock. The Board of Directors exercised its judgment to determine the compensation for these officers based on the factors and the policies described above.

                             COMPENSATION COMMITTEE

                          Michael F. Doyle (Chairman)
                                Robert P. Bunje

PERFORMANCE GRAPH

     The following graph shows a comparison of cumulative returns for the Company's Common Stock, the Nasdaq National Market Composite Index and the S&P Textile (Apparel Manufacturers) Index beginning July 2, 1996, when the Company's Common Stock commenced public trading, and ending April 13, 2000. This information assumes investments of $100 at the beginning of that period in the Company's Common Stock at the initial public offering price of $14.00 and in these indexes, and assumes reinvestment of dividends, where applicable. This information is not necessarily indicative of future price performance.

[LINE GRAPH]

                        The North Face, Inc.    Nasdaq National Market Composite Index     S&P Textile (Apparel Manufacturers)Index
July 2, 1996                100.00                            100.00                                         100.00
1996                        137.50                            108.80                                         120.25
1997                        157.14                            133.16                                         109.32
1998                        92.86                             186.75                                         109.32
1999                        29.02                             347.09                                         80.01
April 13, 2000              13.73                             329.60                                         83.19

                          TRANSACTIONS WITH MANAGEMENT

     No reportable transactions occurred during 1999 between the Company and its officers and directors.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee of the Board of Directors currently consists of Messrs. Doyle (Chairman) and Bunje. No member of the Compensation Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

     The report of the Compensation Committee and Performance Graph are not considered filed with the Commission and are not considered to be incorporated by reference into any filings with the Commission, whether the filing is made before or after the date of this Information Statement, and irrespective of any general language otherwise incorporating filings by the Company.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file with the Commission initial reports of ownership and changes in ownership of Common Stock and other equity securities of the Company. Commission regulations require these persons to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such reports furnished to the Company, the Company believes that one required report on Form 4 or Form 5 was not filed on a timely basis by Mr. Simon in 1998 or 1999, respectively, and one required report on Form 4 or Form 5 was not filed on a timely basis by Mr. Fifield in 1998 or 1999, respectively. To the Company's knowledge, based solely on a review of the Forms submitted to the Company by Mr. Simon and Mr. Fifield, neither Mr. Simon nor Mr. Fifield have failed to file a Form required by Section 16(a).

                                                                         ANNEX B

                             [DEUTSCHE BANK LOGO]


April 7, 2000

Board of Directors
The North Face, Inc.
2013 Farallon Drive
San Leandro, California 94577

Gentlemen:

     Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to The North Face, Inc. (the "Company") in connection with the proposed acquisition of the Company by VF Corporation ("VF") pursuant to an Agreement and Plan of Merger, dated April 7, 2000, among the Company, VF and Sequoia Acquisition, Inc. ("VF Sub"), a wholly owned subsidiary of VF (the "Agreement"), which provides, among other things, for VF Sub to commence a cash tender offer to acquire all issued and outstanding shares of common stock, par value $0.0025 per share, of the Company (the "Company Common Stock"), to be followed by a merger of VF Sub with and into the Company (the cash tender offer and the merger being herein referred to collectively as the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of VF. As set forth more fully in the Agreement, the Transaction will result in each share of the Company Common Stock not owned directly or indirectly by the Company or VF, other than shares as to which dissenters' rights have been perfected, being purchased for or converted into the right to receive $2.00 in cash (the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

     You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness, from a financial point of view, of the Consideration to the stockholders of the Company.

     In connection with Deutsche Bank's role as financial advisor to the Company, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning the Company and VF, and certain internal analyses and other information furnished to it by the Company. Deutsche Bank also held discussions with members of the senior management of the Company regarding the businesses and prospects of the Company, and attended meetings between the Company and its bank lenders. In addition, Deutsche Bank
(i) reviewed the reported prices and trading activity for Company Common Stock,
(ii) compared certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Agreement and certain related documents, (v) reviewed a liquidation plan for the Company prepared by Company management, and (vi) performed such other studies and analyses and considered such other factors as it deemed appropriate. It should be noted that the absence of any prospect that the Company would obtain financing on a going-forward basis rendered the Company unable to provide Deutsche Bank with any guidance in respect of the Company's future prospects. Accordingly, due to the lack of financial projections for the Company beyond the current fiscal year, Deutsche Bank did not perform a discounted cash flow analysis in connection with rendering its opinion.

     Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company or VF, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company or VF. With respect to the current fiscal year financial forecasts and projections made available to Deutsche Bank by the Company and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such current fiscal year forecasts and projections or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

     For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of the Company, VF and VF Sub contained in the Agreement are true and correct, the Company, VF and VF Sub will each perform all of the covenants and agreements to be performed by it under the Agreement and all conditions to the obligations of each of the Company, VF and VF Sub to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained, and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either the Company, VF or VF Sub is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed, or amendments, modifications or waivers made, that would have a material adverse effect on the Company, VF or VF Sub or would materially reduce the contemplated benefits of the Transaction to the Company.

     The Company's Annual Report on Form 10-K for the year ended December 31, 1999, which was due to be filed by March 31, 2000, was not filed by that date, and the Company has informed Deutsche Bank that such report is not expected to be filed before April 14, 2000. The Company has also informed Deutsche Bank that the report of the Company's independent auditors with respect to the Company's financial statements for the year ended December 31, 1999 will express a qualification indicating substantial doubt regarding the Company's viability as a "going concern". The Company's primary bank credit facility, under which the Company has outstanding indebtedness of approximately $103 million, was scheduled to expire on March 31, 2000. The Company has not been able to obtain alternative financing to date, and the Company has informed Deutsche Bank that it has no prospects for doing so, except pursuant to the Transaction. The Company's bank lenders have granted the Company an extension of such facility through April 15, 2000 in order to allow the Company to enter into the Agreement. However, the Company has informed Deutsche Bank that the Company's bank lenders do not intend to renew such credit facility beyond such date if the Agreement is not executed, and intend instead to commence involuntary bankruptcy proceedings against the Company. Deutsche Bank has relied upon the foregoing facts and representations in rendering its opinion.

     This opinion is addressed to, and for the use and benefit of, the Board of Directors of the Company and is not a recommendation to the stockholders of the Company to approve, or to tender their shares pursuant to, the Transaction. This opinion is limited to the fairness, from a financial point of view, to the stockholders of the Company of the Consideration, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by the Company to engage in the Transaction.

     Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction, a portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking and other financial services to the Company or its affiliates for which it has received customary compensation, including serving as lead manager for the Company's 1996 initial public offering, and for a subsequent offering of the Company's equity securities in the same year. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of the Company and VF for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

     Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that the Consideration is fair, from a financial point of view, to the stockholders of the Company.

                                       Very truly yours,

                                       DEUTSCHE BANK SECURITIES INC.

                                       B-2